ROPES & GRAY LLP 2099 PENNSYLVANIA AVE., NW WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

October 31, 2018	Nathan Briggs T: 202-626-3909 F: 202-383-9308 Nathan.Briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	PIMCO Flexible Credit Income Fund
File Nos. 333-214419 and 811-23211

Dear Ms. Dubey:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you via telephone on October 4, 2018, regarding Post-Effective Amendment No. 17 (“PEA 17”) to the Registration Statement on Form N-2 relating to common shares of beneficial interest of PIMCO Flexible Credit Income Fund (the “Fund”), which was filed with the SEC on August 31, 2018. PEA 17 was filed pursuant to Rule 486(a) under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the Fund’s annual update to its registration statement.

A summary of the Staff’s comments, along with the Fund’s responses, is set forth below. The below responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 19 to the Fund’s Registration Statement, to be filed on or about October 31, 2018 pursuant to Rule 486(b) under the Securities Act (“PEA 19”), or a future Post-Effective Amendment to the extent the response is not applicable to PEA 19.

ALTERNATIVE LENDING PLATFORM LOANS

1.	Comment: Please confirm supplementally:

a.	That the Fund will not invest in alternative lending platform loans without resolving all related Staff comments set forth herein.

Response: The Fund notes that there is no generally accepted definition of “alternative lending” or “alternative lending platform loans.” Very generally, alternative lending refers to a method of financing in which lenders that are not traditional bank lenders

(collectively, “alternative lending platforms”) facilitate the borrowing and lending of money while generally not relying on deposits for capital to fund loans. It is considered an alternative to more traditional debt financing done through a bank. As described in PEA 17 and used herein, the Fund generally uses the term “alternative lending-related instruments” to refer to both (i) whole loans originated on alternative lending platforms (“whole loans”) and (ii) shares, certificates, notes or other securities issued by a platform, its affiliates or a special purpose entity sponsored by a platform or its affiliates that represent the right to receive principal and interest payments due on fractions of whole loans or pools of whole loans (“fractional loans”).

The Fund has a policy to invest, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in a portfolio of debt instruments of varying maturities. At all times since inception, the Fund’s prospectus has disclosed that the debt instruments in which the Fund may invest for purposes of this policy include, among a wide variety of other asset types, “structured products, securitizations and other asset-backed securities issued on a public or private basis” and “loans held and/or originated by private financial institutions, including commercial and residential mortgage loans, corporate loans and consumer loans.” The Fund’s investment policies do not limit or specify the types of lending platforms or institutions through or from which the Fund may purchase such instruments.

Accordingly, while the Fund enhanced the disclosure in PEA 17 to describe certain risks and features specific to alternative lending-related instruments and platforms, the Fund respectfully submits that it is currently permitted to make investments in alternative lending-related instruments in accordance with the Fund’s disclosed investment policies since inception.

b.	The approximate amount that the Fund expects to invest in alternative lending platform loans.

Response: As noted in the Fund’s prospectus, the Fund seeks to achieve its investment objective by utilizing a flexible allocation strategy across a wide array of global credit sectors. In managing the Fund, Pacific Investment Management Company LLC (“PIMCO”) may choose to focus on particular countries or regions, asset classes, industries and sectors to the exclusion of others at any time and from time to time based on market conditions and other factors. Accordingly, the Fund does not intend to adopt a specific investment restriction on alternative lending related instruments generally.

c.	That the Fund will not invest in “subprime” alternative lending platform loans.

Response: The Fund respectfully submits that it is not aware of any rule or guidance published by the SEC or the Staff that flatly prohibits the Fund from purchasing subprime instruments, including whole loans originated by alternative lending platforms, assuming that adequate disclosure is provided. As prominently disclosed in the Fund’s prospectus, the Fund does not have any credit quality restrictions and may invest without limitation in debt instruments that are, at the time of purchase, rated below investment grade.

2.

Comment: In light of the Fund’s expected investments in alternative lending platform loans, please explain supplementally whether the Fund is suitable for distribution to retail investors. In your response, please disclose whether the Fund has considered adopting suitability or eligibility requirements for investors.

Response: As disclosed in PEA 17, the Fund expects to offer Class A Common Shares to retail investors and does not currently intend to adopt any additional suitability or eligibility requirements beyond the investment minimums currently disclosed in the Fund’s prospectus. The Fund and PIMCO believe that alternative lending-related instruments are fundamentally similar in terms of investment and risk profiles to many other debt instruments in which the Fund may invest and that the risks associated with these investments are adequately disclosed in the Fund’s prospectus, particularly with the addition of the disclosure added to PEA 17. However, in response to this Comment, the Fund has revised the bolded risk legend on the outside front cover of the prospectus as follows:

Because of the risks associated with (i) the Fund’s ability to ~~invest in~~ purchase and originate loans (including subprime loans) and related instruments, including loans and other instruments purchased on alternative lending platforms, and invest in mortgage-related and other asset-backed instruments, high yield securities, foreign and emerging market securities (and related exposure to foreign currencies), and (ii) the Fund’s ability to use leverage, an investment in the Fund should be considered speculative and involving a high degree of risk, including the risk of a substantial loss of investment.

3.	Comment: With respect to the Fund’s investments in alternative lending platform loans:

a.	Please disclose a policy that prohibits the Fund from purchasing loans that are subprime quality at the time of investment.

Response: The Fund respectfully declines to make this change. See response to Comment 1.c above.

b.

Please disclose that the Fund will only invest through alternative lending platforms that have committed in writing to provide the Fund with individual loan-level data that is updated at least as often as the Fund calculates its net asset value (“NAV”).

Response: The Fund respectfully declines to make the requested change. Provided that the Fund values alternative lending-related instruments in accordance with the Fund’s Valuation Procedures approved by its Board of Trustees (the “Valuation Procedures”), the Fund is not aware of any rule or guidance published by the SEC or the Staff that would require the Fund to receive updated loan-level data from an alternative lending platform at least as often as the Fund calculates its NAV.

As further described in response to Comment 3.c. below, the Fund will determine a value for each alternative lending-related instrument it holds in accordance with its Valuation Procedures.

c.

Please disclose both in the Registration Statement and in a footnote to the Fund’s financial statements in the Fund’s shareholder reports that the Fund has adopted a valuation policy that provides that (i) the unit of account is at the individual loan level, (ii) fair valuation will be performed using inputs which incorporate borrower-level data and (iii) borrower-level data is updated as often as NAV is calculated.

Response: The Fund respectfully declines to make the requested change. The Fund notes that the current NAV disclosure in the prospectus for PFLEX states:

“Domestic and foreign (non-U.S.) fixed income securities, non-exchange traded derivatives, and equity options are normally valued on the basis of quotes obtained from brokers and dealers or Pricing Services using data reflecting the earlier closing of the principal markets for those securities. Prices obtained from Pricing Services may be based on, among other things, information provided by market makers or estimates of market values obtained from yield data relating to investments or securities with similar characteristics. … When the Fund uses fair valuation to determine the value of a portfolio security or other asset for purposes of calculating its NAV, such investments will not be priced on the basis of quotes from the primary market in which they are traded, but rather may be priced by another method that the Board or persons acting at their direction believe reflects fair value. Fair valuation may require subjective determinations about the value of a security.”

The Fund expects to follow the Valuation Procedures to engage Pricing Services when applicable and use fair valuation when needed for alternative lending-related instruments. To the extent that the Fund acquires whole loans, the Fund expects that these loans will be valued on an individual loan basis. With respect to fractional loans, the value of the pool or securitized vehicles may be based on the aggregation of the individual loan values underlying the instrument, unless PIMCO receives market quotes or vendor prices at the aggregated pool or securitized level.

The Fund’s current Valuation Procedures provide that private debt investments may be fair valued either using (1) the income approach, employing an internally developed discounted cash flow model, or (2) the market approach, using models with inputs from market data. However, the Fund may use other fair valuation methods to value particular loans based on the facts and circumstances and in accordance with the Valuation Procedures. Under the current Valuation Procedures, the modeled forecast cash flows under the income approach are based on PIMCO’s expectations of contractual and factual loan factors, estimated future payments, credit risk of the borrower and other factors. A discount rate equal to PIMCO’s estimate of the rate of return required by third party market participants for similar investments is then applied to the cash flows to produce the net present value. The market approach described in the Valuation Procedures generally involves obtaining data either from an external third party such as a broker quote, broker price opinion or appraisal on the private debt investment; or market data used in the models, including yields, observed for similar securities or transactions with similar credit ratings and debt to equity ratios.

Investors are informed in a valuation-related risk factor for fair valued securities that fair valuation may require subjective determinations:

“When market quotations are not readily available or are deemed to be unreliable, the Fund values its investments at fair value as determined in good faith pursuant to policies and procedures approved by the Board of Trustees. See ‘Net Asset Value.’ Fair value pricing may require subjective determinations about the value of a security or other asset. As a result, there can be no assurance that fair value pricing will result in adjustments to the prices of securities or other assets, or that fair value pricing will reflect actual market value, and it is possible that the fair value determined for a security or other asset will be materially different from quoted or published prices, from the prices used by others for the same security or other asset and/or from the value that actually could be or is realized upon the sale of that security or other asset.”

Accordingly, the Fund believes that its existing disclosure is accurate and declines to make any changes in response to this Comment.

d.

Please disclose that the Fund will not invest in loans sold on alternative lending platforms where it cannot evaluate the “completeness and accuracy” of individual loan data provided by the alternative lending platforms that is relevant to the existence and valuation of loans purchased by the Fund and utilized in the accounting for such loans.

Response: As is currently disclosed in the prospectus, in managing the Fund’s investments, “PIMCO attempts to identify, through fundamental research driven by independent credit analysis and proprietary analytical tools debt obligations and other income-producing securities that may provide positive risk-adjusted returns based on its own analysis of the issuer’s credit characteristics.” Pursuant to this independent credit analysis, with respect to alternative lending platform investments, PIMCO evaluates, to its satisfaction, information relevant to the existence and valuation of the instrument, which may include information relating the platform’s underwriting standards and processes and the credit characteristics of the borrower.

e.	Please disclose what initial due diligence and ongoing monitoring of the underwriting quality at each alternative lending platform will be performed.

Response: In response to this Comment, the Fund has revised “Platform Risk” in “Principal Risks of the Fund” as follows:

The Fund may have limited knowledge about the underlying loans and is dependent upon the platform for information regarding underlying loans. In considering alternative lending related instruments for the Fund, PIMCO may perform diligence on the platforms from which the Fund may purchase such instruments. Among other factors, PIMCO may evaluate the process by which each platform extends loans and loan-related services to borrowers, as well as general characteristics of the loans made available through each platform. PIMCO may also engage a loan verification agent or other third party to perform confirmatory diligence on samples of loans, either prior to or following purchase. Although the Fund conducts this diligence on the platforms, the Fund generally does not have the ability to independently verify the information provided by the platforms, other than payment information regarding loans and other alternative lending-related instruments owned by the Fund, which the Fund observes directly as payments are received. The Fund may not review the particular characteristics of the loans in which it invests at the time of investment, but rather negotiate in advance with platforms the general criteria of the investments. As a result, the Fund is dependent on the platforms’ ability to collect, verify and provide information to the Fund about each loan and borrower.

f.

Please disclose what evidence Fund’s custodian will receive confirming the Fund’s ownership of whole loans purchased by the Fund, and that the custodian will have the ability to enforce the terms of the loans.

Response: For whole loans purchased by the Fund, it is expected that the Fund’s custodian will typically receive or be provided with access to an executed loan package, which is often in electronic form. While the executed packages may differ for certain investments, it is typically comprised of evidence in the form of a promissory note or similar document, an executed copy of the underlying loan agreement and an executed copy of the loan assignment. Although the Fund’s custodian may receive personal identifying information about borrowers, it is expected that the enforcement of the loans will generally be handled by the loan servicer.

g.

Confirm to us that you understand that the Staff’s view is that the alternative lending platform is an issuer of the loans purchased by the Fund through the platform, such that, pursuant to Rule 140 under the Securities Act (and Staff interpretations thereunder), if the Fund invests 45% or more of its assets in loans issued by a single platform, the Fund would be regarded as engaged in a distribution of the securities issued by the platform, and the platform would be considered a “co-issuer” of the Fund’s common shares. We note that, if the Fund were to be regarded as engaged in a distribution of securities of a platform, or if a platform were considered a co-issuer of the Fund, then (i) the Fund’s Registration Statement would need to contain all disclosure regarding the platform required of an issuer, (ii) the platform would need to execute the Fund’s Registration Statement as an issuer, and (iii) the platform would have issuer liability under the Securities Act for the disclosure in the Fund’s Registration Statement.

Response: Without necessarily agreeing with the Staff’s legal conclusions, the Fund confirms that it understands the Staff’s view as set forth in this Comment. The Fund will consider whether the instruments it purchases on an alternative lending platform are “securities” under the Securities Act and whether the platform is the “issuer” of such securities. Based on such analysis, to the extent the Fund concludes that the Fund is engaged in the distribution of securities issued by the platform or that the platform is a “co-issuer” of the Fund’s securities, including in light of the 45% threshold referenced in this Comment, the Fund confirms it will update its Registration Statement as required by the applicable statutes, rules and guidance from the SEC and/or the Staff.

4.

Comment: Please add disclosure to the Fund’s prospectus indicating that the Staff’s position is that (i) the purchase of alternative lending platform loans involves the purchase of securities under the Securities Act, and (ii) the issuer of alternative lending platform loans is the alternative lending platform.

Response: The Fund respectfully declines to add the requested disclosure. The Fund does not believe it is required or appropriate to add disclosure regarding the Staff’s view in this regard, as whether a particular instrument is a security under the Securities Act and whether an entity is the issuer of such instrument is a determination that must be made based on the particular facts and circumstances. The Fund is not aware of any rule or guidance published by the SEC or the Staff stating that alternative lending platform loans are categorically securities under the Securities Act.

5.

Comment: Disclosure under “Liquidity Risk” on page 16 states that “[a]lternative lending-related instruments, which typically are contractually non-transferable, may not be listed on any securities exchange and/or may not be registered under the Securities Act, also face heightened levels of liquidity risk.” Please revise this disclosure to state that (i) platform loans are illiquid, (ii) no secondary market currently exists for such loans, and (iii) no market for the loans may develop in the future.

Response: PIMCO makes determinations regarding an instrument’s liquidity classification on a case-by-case basis, in accordance with the Fund’s policies and procedures. In response to this Comment, however, the Fund has revised the above-referenced disclosure as follows:

The alternative~~Alternative~~ lending-related instruments in which the Fund invests~~, which~~ typically are contractually non-transferable, ~~may~~ not ~~be~~ listed on any securities exchange and~~/or may~~ not ~~be~~ registered under the Securities Act~~, also face heightened levels of liquidity risk~~. In addition, the Fund anticipates that these instruments may only be sold to a limited number of investors and may have a limited or non-existent secondary market. Accordingly, the Fund currently expects that most of its investments in alternative lending-related instruments will face heightened levels of liquidity risk.

6.

Comment: Please confirm supplementally what actions the Fund will take in the event that an alternative lending platform through which the Fund invests ceases to exist or becomes unable to perform its servicing function.

Response: For each whole loan purchased by the Fund, the Fund may seek to have a backup servicer in place that would be able to provide substantially similar services with respect to such loan in the event that the platform or other third-party servicer is unable to continue performing its loan servicing function.

7.

Comment: Please confirm supplementally that the Fund’s financial statements will (i) classify loans acquired through alternative lending platforms as “Level 3 Assets” within the fair value hierarchy, and (ii) characterize such loans as illiquid.

Response: With respect to (i), the Fund confirms that whole loans acquired through alternative lending platforms will generally be classified as Level 3 Assets and fractional loans will be classified on a case-by-case basis in a manner consistent with how other credit assets held by the Fund are classified. With respect to (ii), whether or not an alternative lending instrument will be classified as illiquid on the Fund’s financial statements will be determined by PIMCO on a case-by-case basis in accordance with the Fund’s policies and procedures.

8.

Comment: Please confirm that the Fund will disclose the name of each alternative lending platform through which the Fund invests more than 25% of its net assets and provide a description of the platform, which includes any unique risks associated with that platform.

Response: The Fund notes that it will include all required disclosure regarding its investment objectives and policies and principal risks in accordance with the requirements of Form N-2. To the extent the Fund is exposed to a single issuer such that the Fund determines that its investment in the issuer constitutes a principal portfolio emphasis of the Fund and exposes the Fund to additional principal risk factors, then the Fund would add disclosure to its registration statement in accordance with Item 8 of Form N-2.

LOAN ORIGINATIONS

9.	Comment: Please add language to the cover page of the Fund’s prospectus, which states that the Fund may originate loans, and to whom.

Response: The Fund has added the following language to cover page of PEA 19.

The Fund may seek to originate loans, including, without limitation, residential and/or commercial real estate or mortgage-related loans, consumer loans or other types of loans, which may be in the form of whole loans, secured and unsecured notes, senior and second lien loans, mezzanine loans or similar investments. The Fund may originate loans to corporations and/or other legal entities and individuals, including foreign (non U.S.) entities and individuals.

10.

Comment: The Staff notes that it previously provided comments to Fund counsel August 7, 2018, relating to potential loan originations by certain registered investment companies sponsored by PIMCO including the Fund (the “Origination Comments”). Please respond to those comments.

Response: The Fund refers the Staff to a separate letter responding to the Origination Comments, which was filed with the SEC on October 30, 2018.

11.

Comment: Disclosure on page 6 states that the Fund may originate loans to corporations and/or other legal entities and individuals. Please revise this language to reflect that the entities and individuals to which the Fund may originate loans include foreign entities and individuals.

Response: The Fund has revised the above-referenced language in PEA 19 as follows:

The Fund may originate loans to corporations and/or other legal entities and individuals, including foreign (non-U.S.) entities and individuals.

12.	Comment: Please consider whether the Fund’s risk disclosure should be enhanced to discuss specific risks associated with originating loans to individuals.

Response: The Fund notes that PEA 17 contains risk disclosure regarding originating loans to individuals, which the Fund considered in connection with the Staff’s Origination Comments. The Fund has reviewed the disclosure in PEA 17 and respectfully declines to add any additional disclosure to PEA 19 at this time.

13.

Comment: Disclosure on page 14 states that “[t]he Fund may originate loans to foreign entities and individuals.” Please disclose that the Fund will not originate loans to entities domiciled in emerging market countries, as the Staff does not believe such loans to be suitable investments for a registered investment company.

Response: The Fund respectfully submits that it is not aware of any rule or guidance published by the SEC or the Staff that flatly prohibits the Fund from originating loans to borrowers in emerging markets countries, provided that adequate disclosure is included in the Fund’s prospectus. Accordingly, the Fund respectfully declines to make the requested change.

GENERAL

Prospectus – Cover Pages

14.	Comment: Please revise the outside front cover to include the information required by Items 1 and 2 of Form N-2, which is currently set forth on pages 1-2 of the prospectus.

Response: The requested change has been made.

15.	Comment: Please add a summary of the Fund’s maturity and duration policy to the outside front cover of the prospectus.

Response: In response to this Comment, the following language has been added to the outside front cover of the Fund’s prospectus in PEA 19:

It is expected that the Fund normally will have a short to intermediate average portfolio duration (i.e., within a zero to eight (0 to 8) year range), as calculated by the Investment Manager, although it may be shorter or longer at any time or from time to time depending on market conditions and other factors.

16.

Comment: Bolded disclosure on page 2 of the prospectus describes certain risks associated with the Fund’s investment strategies. Consider reformatting this disclosure so that it does not appear as a single block of text.

Response: The requested change has been made.

Prospectus – Summary of Fund Expenses

17.

Comment: Please confirm that the fee table under “Summary of Fund Expenses” includes, as an expense, an estimate of the interest and dividend expenses paid on the Fund’s short sale transactions. See AICPA Audit and Accounting Guide: Investment Companies ¶ 7.116 (May 1, 2016).

Response: The Fund confirms that the fee table reflects that the Fund currently estimates that any such interest and dividend expenses from short sales are less than 0.01% per share and therefore are not required to be presented as a separate line item.

18.

Comment: Please consider whether the fee table under “Summary of Fund Expenses” should include a separate line item for acquired fund fees and expenses, in accordance with Instruction 10 to Item 3.1 of Form N-2.

Response: The Fund confirms that acquired fund fees and expenses will be reflected in the fee table included under “Summary of Fund Expenses” in accordance with Form N-2. Such fees and expenses currently amount to less than 0.01% and therefore are not required to be presented as a separate line item.

19.

Comment: Please disclose that the adviser to the Subsidiaries will comply with Section 15 of the 1940 Act and applicable rules governing advisory contracts as an investment adviser to the Fund (as defined in Section 2(a)(2) of the Investment Company Act of 1940 (the “1940 Act”)). Please also confirm supplementally that an investment advisory agreement between the Subsidiaries and its adviser will be filed as an exhibit to the registration statement.

Response: The Subsidiaries are not registered investment companies under the 1940 Act, and therefore the Subsidiaries are not subject to the requirements of Section 15 thereof. In approving the parent Fund’s advisory contract pursuant to Section 15 of the 1940 Act, the Board of Trustees of the Fund may consider the activities of the Subsidiaries, the related nature and quality of the services provided with respect to the Subsidiaries and the absence of separate management fees payable by the Subsidiary. However, the Fund does not believe that its Board of Trustees is required to approve the Subsidiaries’ investment advisory agreements pursuant to Section 15. The Fund confirms that the Fund will file a contract with a Subsidiary if the contract is deemed to be material to the Fund.

20.

Comment: Please revise the parenthetical next to “Annual Fund Operating Expenses” to state that expenses are reflected as a percentage of net assets attributable to common shares. See Item 3.1 of Form N-2.

Response: The requested change has been made.

21.

Comment: Please confirm that any management fees paid by the Fund’s subsidiaries will be reflected in the “Management Fee” line item of the fee table included under “Summary of Fund Expenses” and that all other Fund expenses attributable to the subsidiaries are reflected in the “Other Expenses” line item. We note that these expenses should not be reflected in the fee table as acquired fund fees and expenses.

Response: The Fund confirms that any subsidiary used by the Fund to hold and/or originate loans will reflect the Fund’s attributable portion of the subsidiary’s management fees, if any, in “Management Fees” and any proportionate share of the subsidiary’s expenses in “Other Expenses.” However, currently, the Fund’s subsidiaries do not have any fees or expenses, including management or otherwise, that affect the Fund’s expense table. The Fund does not hereby make the same confirmation with respect to other subsidiaries it may form in the future but confirms that each such subsidiary’s management fee, if any, and other expenses will be presented in the Fund’s prospectus fee table in a manner consistent with the requirements set forth in Form N-2.

22.

Comment: Footnote 2 to the Funds expense table states that “[t]he Fund (and not PIMCO) will be responsible for certain fees and expenses that are not covered by the unified management fee under the investment management agreement.” Please confirm that these expenses are reflected in the expense table.

Response: The Fund so confirms. In response to this Comment, the Fund has revised the above-referenced language as follows:

The Fund (and not PIMCO) will be responsible for certain fees and expenses, which are reflected in the table above, that are not covered by the unified management fee under the investment management agreement.”

Statement of Additional Information – Investment Objectives and Policies

23.

Comment: Disclosure on page 56, states that the Fund may cover a call option on an index by segregating assets in an amount equal to the Fund’s net obligation under the option. Please revise this disclosure to reflect that the Fund will segregate an amount equal to the value of the underlying index.

Response: The Fund notes that call options on an index may be required to cash settle, such that a fund will have fully covered its obligation and maximum exposure from the transaction by segregating liquid assets equal to its daily marked-to-market net obligation under the contract. PIMCO believes that segregation of the entire value of the underlying index in these circumstances represents a form of overcollateralization that unnecessarily restricts the fund and its investment operations and is not required by Investment Company Act Release No. 10666 (April 18, 1979) (“Release 10666”) and its progeny.

We understand, however, that the Staff’s position is that segregation of marked-to-market net obligations is only permissible for certain types of instruments that are required to cash settle, including forwards, futures and interest rate swap contracts. Accordingly, the Fund has revised the disclosure on page 56 as follows. We note that this disclosure will be observed by the Fund, but does not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement. In addition, the Fund reserves the right to modify this disclosure and related practices to the extent consistent with our understanding of future SEC and/or Staff positions.

For a call option on an index, the option is covered if the Fund maintains with its custodian assets determined to be liquid by PIMCO in accordance with procedures approved by the Board of Trustees in an amount equal to the Fund’s ~~net obligation under the option~~value of the underlying index.

24.

Comment: Disclosure on page 67 states that, “In connection with credit default swaps in which the Fund is the seller, if the Fund covers its position through asset segregation, the Fund will segregate or “earmark” cash or assets determined to be liquid by PIMCO in accordance with procedures established by the Board of Trustees, or enter into offsetting positions, with a value at least equal to the full notional amount of the Fund’s obligation under the swap.” The Staff’s view is that credit default swaps (“CDS”) purchased or sold by the Fund cannot be “covered” such that they are no longer senior securities by entering into offsetting positions. Please revise the referenced disclosure to reflect the Staff’s position.

Response: The Fund notes that, to its knowledge, there has been no guidance published by the SEC or the Staff setting forth a specific asset coverage approach for CDS. With respect to approaches to asset coverage more generally, Release 10666 and its progeny provide that contractual obligations to pay in the future are subject to the requirements of Section 18 of the 1940 Act and should be treated as “senior securities” unless (i) a fund segregates liquid assets designated as such on the fund’s records with a value equal to the fund’s contractual obligations, determined daily on a marked-to-market basis; or (ii) a fund “covers” its obligations (e.g., a fund that has sold a put option (i.e., a long position in the underlying instrument) could “cover” its obligations by entering into an offsetting transaction whereby it sells short the instrument underlying the put option at the same or higher price than the strike price of the put option). In accordance with these principles, the Fund believes that it may appropriately cover its obligations created from selling a CDS (i.e., a long position on the underlying asset) by, for example, buying protection through a CDS on the same underlying asset.

We understand, however, that the Staff’s position is that a fund may cover its obligations by entering into offsetting positions for certain types of instruments that involve a future payment by the fund (e.g., selling a put option), but not others, including, for example, credit default swaps. Accordingly, while the Fund reserves the right to modify this disclosure and related practices to the extent consistent with our understanding of future SEC and/or Staff positions, the Fund has revised the disclosure on page 64 as follows:

In connection with credit default swaps in which the Fund is the seller, if the Fund covers its position through asset segregation, the Fund will segregate or “earmark” cash or assets determined to be liquid by PIMCO in accordance with procedures established by the Board of Trustees~~, or enter into offsetting positions,~~ with a value at least equal to the full notional amount of the Fund’s obligation under the swap.

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We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan Briggs

Nathan Briggs

cc:	Joshua Ratner, Esq.
Wu-Kwan Kit, Esq.
David C. Sullivan, Esq.